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As filed with the Securities and Exchange Commission on September 2, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRCOM INC.
(Name of Subject Company (Issuer))

CINCINNATI BELL INC.
(Name of Filing Person (Offeror))

12 1/2% SERIES B JUNIOR
EXCHANGEABLE PREFERRED STOCK DUE 2009,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

11161PAA4
(CUSIP Number of Class of Securities)

CHRISTOPHER J. WILSON, ESQ.
GENERAL COUNSEL
CINCINNATI BELL INC.
201 EAST FOURTH STREET
CINCINNATI, OHIO 45202
(513) 397-9900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH COPIES TO:

William V. Fogg, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Arnold B. Peinado, III, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 to the tender offer statement on Schedule TO relates to the results of an offer by Cincinnati Bell Inc., an Ohio corporation, to exchange 14,148,518 shares of Cincinnati Bell Common Stock, par value $0.01 per share, for the 395,210 outstanding shares of 12 1/2% Series B Junior Exchangeable Preferred Stock, par value $0.01, of BRCOM Inc., a Delaware corporation, upon the terms and subject to the conditions contained in the prospectus and solicitation statement dated July 31, 2003 and the related consent and letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

        Cincinnati Bell reports that as of Friday, August 29, 2003, 99.3% of the outstanding shares of the BRCOM Preferred Stock were tendered in the exchange offer. In connection with the exchange offer, the requisite number of BRCOM Preferred Stock holders consented to amendments eliminating restrictive covenants and voting rights in the certificate of designation under which the BRCOM Preferred Stock were issued.

        Cincinnati Bell also expects shortly to complete a subsidiary level merger in which any remaining shares of BRCOM Preferred Stock will be converted into the same number of shares of Cincinnati Bell common stock that the holders would have received had they tendered their shares in the exchange offer, subject to any exercise of properly perfected appraisal rights under Delaware law. Cincinnati Bell expects to issue 14,148,518 shares of its common stock to holders of BRCOM Preferred Stock following the exchange offer and merger.

        This tender offer statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1-11.

        Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(i)
Prospectus and solicitation statement dated July 31, 2003 (incorporated by reference to Cincinnati Bell's amended registration statement on Form S-4 filed on July 30, 2003, Registration No. 333-104557 (the "Registration Statement")).
(a)(1)(ii)	Form of consent and letter of transmittal (incorporated by reference to Exhibit 99(a) to the Registration Statement).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Registration Statement).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(c) to the Registration Statement).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(d) to the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i)
(a)(5)	Press release released by Cincinnati Bell on August 1, 2003 (previously filed herewith).
(b)	None.
(d)(1)
Exchange and Voting Agreement, dated as of March 24, 2003, by and among Broadwing Inc., and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 12 1/2% Series B Junior Exchangeable Preferred Stock due 2009 of Broadwing Communications Inc., a subsidiary of Broadwing Inc. (the "Exchange and Voting Agreement") (incorporated by reference to Annex B to the Registration Statement).
(d)(2)	Amendment to the Exchange and Voting Agreement, dated as of July 30, 2003 (incorporated by reference to Annex C to the Registration Statement).
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CINCINNATI BELL INC.
By:	/s/ JAMES H. REYNOLDS Name: James H. Reynolds Title: Principal Accounting Officer, Vice President and Controller

Dated: September 2, 2003

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  ITEMS 1-11.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE